SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2010

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS

Exhibit	Description

1.1	Announcement dated March 4, 2010 relating to the Registrant’s audited results for the financial year ended December 31, 2009

1.2	Announcement dated March 4, 2010 relating to the Registrant’s key performance indicators for the quarter ended December 31, 2009

1.3	Press release dated March 4, 2010 regarding Registrant’s audited results for the financial year ended December 31, 2009 and key performance indicators for the quarter ended December 31, 2009

1.4	Monthly Return of Equity Issuer on Movements in Securities for the month ended February 28, 2010 submitted by the Registrant on March 4, 2010 for publication by The Stock Exchange of Hong Kong Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2010

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/S/ CHRISTOPHER FOLL
Christopher Foll
Chief Financial Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

AUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2009

HIGHLIGHTS

	2008		2009
	(Restated1) HK$ millions		HK$ millions

Turnover		1,808		1,856

Operating loss		(813)		(2,069)

Loss for the year from continuing operations		(728)		(2,736)

Profit for the year from discontinued operations		2,396		8,517

Profit for the year		1,668		5,781

Profit attributable to equity holders of the Company		1,132		4,940

Basic earnings per share attributable to equity holders of the Company	HK$	0.24	HK$	1.03

Note 1:	The 2008 results have been reclassified to reflect the deconsolidation of the financial results of the Hong Kong and Macau, and Israel operations. In addition, as disclosed in previous reports, the staff of the US Securities and Exchange Commission has questioned the accounting treatment of the sale and leaseback of base station tower sites in 2008. In view of the judgmental aspects of this complex issue, the 2008 accounts have been restated to reflect the accounting for the transaction as a finance lease (for further details see Note 2(b) to the accounts).

•	Group mobile customer base increased 97.6% year-on-year to approximately 12.8 million

•	Profit for the year of HK$5,781 million

•	Sale of entire indirect interest in Israel operation - disposal gain approximately HK$6,333 million

•	Spin-off of indirect interest in Hong Kong and Macau operations in May 2009

1

CHAIRMAN’S STATEMENT

The Group’s strategy has been to continually evaluate various business options to maximise returns to our shareholders. Since our listing in 2004, the Group has completed a number of transactions which included the sale of its entire indirect interest in the Indian operation in May 2007, and subsequent payment of a special dividend of HK$6.75 per share and the payment of a further special dividend in December 2008 of HK$7 per share. In 2009, this strategy continued with the spin-off of the Group’s entire indirect interest in the Hong Kong and Macau operations in May, and the sale of the Group’s entire indirect interest in the Israel operation in October.

On 8 January 2010, Hutchison Telecommunications Holdings Limited (the “Offeror”), an indirect wholly-owned subsidiary of Hutchison Whampoa Limited (“HWL”), requested the Board of Directors of the Company to put forward a proposal to shareholders of the Company other than the Offeror and Hutchison Telecommunications Investment Holdings Limited regarding a proposed privatisation of the Company by way of scheme of arrangement under section 86 of the Cayman Islands Companies Law (the “Proposal”2).

As disclosed previously in the Company’s 2008 annual report and 2009 interim report, we have been in discussion with the staff of the US Securities and Exchange Commission regarding the accounting treatment of the sale and leaseback of base station tower sites entered into by the Group’s Indonesia operation. The 2008 consolidated accounts, which treated this transaction as an operating lease, have been restated to reflect this transaction as a finance lease. We have sought and received confirmation from the Offeror that the Proposal for privatisation remains unaffected by the decision of the Company to amend and restate its previously reported accounts for the year ended 31 December 2008.

During 2009, the Group has made progress in its emerging operations in Vietnam and Indonesia. In Vietnam, we successfully launched our GSM services in the second quarter under the brand name “Vietnamobile”. By the end of 2009, our customer base in Vietnam had approximately 2.5 million and our nationwide network had more than 3,800 base stations on-air with an 80% population coverage.

Equally in our Indonesia operation, the business continued to experience solid growth in all key aspects; our customer base and revenue grew approximately 90% year-on-year; our footprint expanded to Kalimantan and Sulawesi with nationwide network coverage reaching 76% of the population; and leveraging on the strong “3” brand and our award winning marketing campaigns we were the first in Indonesia to launch Facebook and Twitter applications via SMS.

Note 2:	For further details of the Proposal and proposed timetable for despatch of the scheme document, please see the joint announcement of the Offeror, HWL and the Company dated 8 January 2010, the announcement of the Company dated 15 January 2010 and the joint announcement of the Offeror, HWL and the Company dated 28 January 2010 which were posted on the Company’s website on 8 January 2010, 15 January 2010 and 28 January 2010 respectively and filed with the US Securities and Exchange Commission under Form 6K on 8 January 2010, 15 January 2010 and 28 January 2010 respectively.

2

Results

The following Group and Operations Review are based on the 2008 comparative figures reclassified for the deconsolidation of the Hong Kong and Macau, and Israel operations and restated for the change in accounting treatment in the Indonesia operation.

The Group recorded a profit for the year of HK$5,781 million, including HK$6,333 million related to the gain on disposal of the entire indirect interest in Partner Communications Company Ltd., the operating company for our Israel operation. Basic earnings per share was HK$1.03 compared to HK$0.24 in 2008.

Dividends

On 7 May 2009, the Company completed the payment of an interim dividend which was satisfied by way of distribution in specie of the entire share capital of Hutchison Telecommunications Hong Kong Holdings Limited. The Board did not recommend a final dividend for the year ended 31 December 2009.

Operations

Group Review

Financial results for the year ended 31 December 2009

Turnover of the Group was HK$1,856 million, an increase of 2.7% compared to HK$1,808 million in 2008. The increase was driven mainly from our Indonesia and Vietnam operations, partially offset by a revenue decrease in Sri Lanka and Thailand operations. Turnover from Thailand represented 56.3% of the Group’s total turnover, Indonesia accounted for 32.8%, Vietnam for 7.6% and Sri Lanka for 3.3%.

Loss before interest, tax, depreciation and amortisation (“LBITDA”) increased to HK$1,784 million compared to HK$1,632 million in 2008. The increase in LBITDA was mainly due to the higher network operating expenses in Indonesia as a result of the expanded network and the number of base stations on-air, which increased approximately 40% compared to 2008. Additional operating expenses were also incurred with the launch of Vietnam GSM services in the second quarter of 2009.

Depreciation and amortisation was HK$708 million, an increase of 4.9% compared to HK$675 million in 2008. Excluding the one-time accelerated depreciation recognised in the prior year in our Vietnam operation, depreciation and amortisation for 2009 would have increased 39.4% compared to 2008, mainly reflecting the network expansion in Indonesia and Vietnam.

Profit on disposal of investments and others, net from continuing operations was HK$423 million, including a profit of HK$268 million on sale of base station tower sites and other income of HK$155 million, compared to HK$1,494 million in 2008.

3

Operating loss from continuing operations was HK$2,069 million, compared to HK$813 million in 2008. Excluding the profit on disposal of base station tower sites and other one-time items, operating loss for the year would have been HK$2,492 million compared to HK$1,984 million in 2008 on a like-for-like basis, and reflected the expanded footprint of our operations year-on-year.

In 2009, the Group recorded a net interest expense of HK$638 million, compared to a net interest income of HK$164 million in 2008. This was mainly due to the payment of a special dividend totalling approximately HK$33.7 billion in December 2008, which significantly reduced the Group’s cash balance. The interest expense in 2009 comprised mainly the notional non-cash interest accretion, the interest expenses on finance lease obligations and the finance charges which arose from the drawdown of an inter-group loan provided by a subsidiary of HWL which was fully repaid in the fourth quarter of 2009.

Loss for the year from continuing operations was HK$2,736 million, compared to HK$728 million in 2008. If profit on disposal of base station tower sites and other one-time items were excluded, the Group would have reported a loss of HK$3,159 million compared to HK$1,899 million in 2008.

Capital expenditure of continuing operations was HK$3,662 million compared to HK$3,509 million in 2008.

Operations Review

Indonesia

Our Indonesia operation further expanded its customer base in 2009 by adding over four million customers and exited the year with more than 8.5 million customers. This growth was achieved through a growing sales and distribution network of approximately 110,000 sales outlets and increased coverage of our network. To date our network has more than 8,800 on-air base stations covering 76% population of the country.

Turnover increased 93.0% to HK$608 million compared to HK$315 million in 2008, driven mainly by the 89.5% growth in customer base. LBITDA was HK$1,300 million, compared to HK$1,153 million in 2008, and the increase was due mainly to the increased network costs as a result of the expanded footprint. The increase in network costs and other operating expenses was partially offset by the foreign exchange gain that arose from the translation of the finance lease obligations related to the sale and leaseback of the base station tower sites, while in 2008 an exchange loss was recorded.

Profit on disposal of investments and others, net was HK$423 million, including a profit of HK$268 million on the disposal of base station tower sites and other income of HK$155 million mainly related to compensation received from network suppliers in the form of credit vouchers.

4

During the year, 969 base station tower sites were sold to PT Profesional Telekomunikasi Indonesia (“Protelindo”). Together with 2,248 tower sites sold in 2008, a total of 3,217 base station tower sites were sold by the end of 2009.

Operating loss for the year was HK$1,456 million compared to HK$353 million in 2008. If the profit on disposal of investments and others, net was excluded in each year, the Group’s Indonesia operation would have reported an operating loss of HK$1,879 million in 2009 compared to HK$1,549 million in 2008.

Capital expenditure on fixed assets in 2009 was HK$2,864 million compared to HK$3,030 million in 2008, and was mainly for the network rollout and information technology platform to support the business growth.

Total debt at the end of 2009 was HK$1,916 million compared to HK$2,034 million in 2008. This included mainly the finance lease obligation amounting to HK$1,697 million and HK$1,086 million in 2009 and 2008 respectively, arising from the sale and leaseback arrangement of the base station tower sites sold to Protelindo. A vendor finance loan of HK$948 million included in the total debt of 2008 was fully repaid during the first half of 2009, the repayment was funded by drawing down the loan facility provided by a subsidiary of HWL.

Vietnam

Our Vietnam operation delivered encouraging results in its first year of GSM operation and achieved a customer base of approximately 2.5 million, which was supported by a network of more than 3,800 base stations on-air and 80% population coverage. This was achieved within only nine months of operation since service launch.

Turnover for the year was HK$141 million, which comprised mainly the airtime revenue recognised from the prepaid customer base. LBITDA was HK$361 million compared to HK$290 million in 2008, primarily a result of higher network and other operating costs incurred since the launch of GSM services in the second quarter.

Operating loss reduced to HK$433 million, compared to HK$520 million in 2008, mainly due to the absence of a one-time accelerated depreciation recognised in the prior year that related mainly to the non-reusable CDMA equipment, which has been replaced with GSM equipment.

Capital expenditure on fixed assets increased to HK$646 million compared to HK$259 million in 2008, was mainly for the GSM network rollout.

Thailand

Our Thailand operation continued to deliver positive earnings before interest, tax, depreciation and amortisation (“EBITDA”) in 2009, although turnover decreased 12.2% to HK$1,046 million compared to HK$1,192 million in 2008, driven mainly by the reduced customer base of 955,000 from approximately 1.1 million in 2008. EBITDA improved slightly to HK$83 million compared to HK$81 million in 2008.

5

Operating profit was HK$78 million compared to HK$80 million in 2008.

Capital expenditure on fixed assets decreased to HK$31 million compared to HK$34 million in 2008.

The Group remains in ongoing discussions to exit this operation by way of sale to CAT Telecom Public Company Limited.

Sri Lanka

In 2009 the Sri Lanka operation continued to be affected by the intense market competition, increased government levies and an unstable economic environment although the hostilities that had affected the country for many years were finally concluded. Our customer base decreased 12.2% to 779,000 compared to 887,000 in 2008, while turnover was down 61.9% to HK$61 million compared to HK$160 million in 2008, impacted mainly by the decrease in customer base and lower Average Revenue Per User. LBITDA was HK$94 million compared to an EBITDA of HK$37 million in 2008. Operating loss for the year was HK$142 million.

New management, and a renewed focus on sales and distribution and our marketing activities resulted in positive customer growth in the second half. In 2010 we plan to continue this focus and expand coverage into some areas of the country previously closed due to hostilities. At the end of 2009, the Sri Lanka operation had over 770 base stations on-air and over 60% population coverage.

Hong Kong and Macau – Discontinued operations

The Hong Kong and Macau operations contributed HK$196 million from operating activities to the profit for the period up to 7 May 2009.

Israel – Discontinued operation

The Israel operation contributed HK$8,321 million to the profit for the period up to 28 October 2009. This is comprised of HK$1,988 million from operating activities and HK$6,333 million being a one-off gain on disposal.

I would like to thank the Board of Directors and all the Group’s employees for their continued hard work, support and dedication.

FOK Kin-ning, Canning

Chairman

Hong Kong, 4 March 2010

6

CONSOLIDATED INCOME STATEMENT

		For the year ended 31 December
	Note	2008		2009		2009
		HK$ millions		HK$ millions		US$ millions
		(Restated – Note 2(b))				(Note 11)
Continuing operations:
Turnover	3		1,808		1,856		238
Staff costs			(390)		(340)		(44)
Depreciation and amortisation			(675)		(708)		(91)
Other operating expenses			(3,050)		(3,300)		(423)
Profit on disposal of investments and others, net	5		1,494		423		55

Operating loss			(813)		(2,069)		(265)
Interest income			898		15		2
Interest and other finance costs			(734)		(653)		(84)

Loss before taxation			(649)		(2,707)		(347)
Taxation	6		(79)		(29)		(4)

Loss for the year from continuing operations			(728)		(2,736)		(351)

Discontinued operations:
Profit for the year from discontinued operations			2,396		8,517		1,092

Profit for the year			1,668		5,781		741

Attributable to:
Equity holders of the Company:
- continuing operations			(283)		(2,592)		(332)
- discontinued operations			1,415		7,532		965

			1,132		4,940		633

Minority interest:
- continuing operations			(445)		(144)		(18)
- discontinued operations			981		985		126

			536		841		108

			1,668		5,781		741

Dividends	7		33,700		10,234		1,312

Loss per share from continuing operations attributable to equity holders of the Company
- basic	8	HK$	(0.05)	HK$	(0.53)	US$	(0.07)

- diluted	8	HK$	(0.05)	HK$	(0.53)	US$	(0.07)

Earnings per share attributable to equity holders of the Company
- basic	8	HK$	0.24	HK$	1.03	US$	0.13

- diluted	8	HK$	0.24	HK$	1.03	US$	0.13

7

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the year ended 31 December
	2008	2009	2009
	HK$ millions	HK$ millions	US$ millions
	(Restated – Note 2(b))		(Note 11)

Profit for the year	1,668	5,781	741

Other comprehensive income
Actuarial (losses)/gains of defined benefit plans, net of tax	(111)	34	4
Exchange translation differences	(240)	651	84
Cash flow hedges
- effective portion of changes in fair value, net of tax	(28)	—	—
- transfer from equity to income statement, net of tax	28	—	—

Total other comprehensive (expense)/income for the year	(351)	685	88

Total comprehensive income for the year	1,317	6,466	829

Attributable to:
Equity holders of the Company	717	5,545	711
Minority interest	600	921	118

	1,317	6,466	829

8

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As at 31 December
	2008	2009	2009
	HK$ millions	HK$ millions	US$ millions
	(Restated – Note 2(b))		(Note 11)

ASSETS
Current assets
Cash and cash equivalents	2,525	4,203	539
Restricted cash	—	1,372	176
Trade and other receivables	4,780	2,199	282
Stocks	463	44	6
Derivative financial assets	48	—	—
Available-for-sale financial assets	—	2,114	271

Total current assets	7,816	9,932	1,274

Assets held for sale	174	—	—

Non-current assets
Fixed assets	18,400	8,589	1,101
Goodwill	6,815	1,632	209
Other intangible assets	7,160	1,001	128
Other non-current assets	3,844	2,234	286
Deferred tax assets	368	—	—
Interests in associates	2	—	—
Interests in jointly-controlled entities	88	—	—

Total non-current assets	36,677	13,456	1,724

Total assets	44,667	23,388	2,998

LIABILITIES
Current liabilities
Trade and other payables	8,069	6,252	802
Borrowings	7,652	470	60
Current income tax liabilities	104	—	—
Derivative financial liabilities	27	5	1

Total current liabilities	15,852	6,727	863

Non-current liabilities
Borrowings	4,434	1,817	233
Deferred tax liabilities	457	—	—
Other non-current liabilities	3,268	2,870	367

Total non-current liabilities	8,159	4,687	600

Total liabilities	24,011	11,414	1,463

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	1,204	1,204	154
Reserves	17,265	10,770	1,381

	18,469	11,974	1,535
Minority interest	2,187	—	—

Total equity	20,656	11,974	1,535

Total equity and liabilities	44,667	23,388	2,998

Net current (liabilities)/assets	(8,036)	3,205	411

Total assets less current liabilities	28,815	16,661	2,135

9

1.	General Information

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. The address of its registered office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited, and in the form of American Depositary Shares on New York Stock Exchange, Inc.

The Company and its subsidiaries (together the “Group”) have been engaged in mobile telecommunications and related businesses in Hong Kong and Macau, Israel, Thailand, Indonesia, Vietnam and Sri Lanka respectively. The Group also has had a fixed-line telecommunications business in Hong Kong and Israel respectively. During the year ended 31 December 2009, the Group has spun-off Hutchison Telecommunications Hong Kong Holdings Limited (“HTHKH”), a former subsidiary of the Company, by way of a distribution in specie of the entire share capital of HTHKH, and has disposed of its entire indirect interest in Partner Communications Company Ltd. (“Partner Communications”). Accordingly, the Group has since ceased to engage in telecommunications and related business in Hong Kong, Macau and Israel. As at 31 December 2009, the Group has operations in Indonesia, Vietnam, Thailand and Sri Lanka. On 8 January 2010, an indirect wholly-owned subsidiary of Hutchison Whampoa Limited (“HWL”) requested the Board of Directors of the Company to put forward a proposal to privatise the Company as set out in the paragraph below headed “Recent Event”.

These accounts have been approved for issuance by the Board of Directors on 4 March 2010.

2.	Basis of Preparation and Principal Accounting Policies

The principal accounting policies adopted in the preparation of these consolidated accounts are set out below.

(a)	Basis of preparation

These accounts have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These consolidated accounts have been prepared under the historical cost convention, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss. The preparation of accounts in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies.

(b)	Restatement of prior periods

As disclosed previously in the Company’s annual report for the year ended 31 December 2008 and interim report for the six months ended 30 June 2009, the staff of the US Securities and Exchange Commission (the “Staff”) had in August 2008 questioned the accounting treatment of the sale and leaseback of base station tower sites entered into by the Company’s Indonesia subsidiary, PT. Hutchison CP Telecommunications (“HCPT”).

HCPT entered into a Tower Transfer Agreement to sell up to 3,692 base station tower sites for a cash consideration of US$500 million (HK$3,882 million), with completion in tranches over a two-year period commencing on 18 March 2008. Concurrent with completion of the first tranche, HCPT entered into a Master Lease Agreement (“MLA”) to lease back a portion of the capacity on the base station tower sites as further described in Note 5(a). The Company reviewed the substance of this transaction in accordance with IFRS and determined, with the agreement of its auditor, that this transaction satisfied the criteria for recognition as an operating lease. Accordingly, the Company reflected this treatment in its audited accounts for the year ended 31 December 2008, and a gain on disposal of the base station tower sites amounting to US$182.2 million (HK$1,421 million) was recognised as well as the lease expense for the period from the commencement of the lease.

The sale and leaseback transaction was first reported as a subsequent event in the Company’s annual report on Form 20-F for the year ended 31 December 2007. As part of its periodic review of the Company’s 2007 Form 20-F, the Staff queried this accounting treatment in a letter dated 28 August 2008. Since that date, the Company and its auditor have had a number of discussions with the Staff.

At the conclusion of these discussions, the Staff informed the Company that, in their judgment, the leaseback transaction should be classified as a finance lease under IFRS. In view of the judgmental aspects of this complex issue, the Company has decided to amend and restate the previously reported accounts for the year ended 31 December 2008 to reflect the accounting for the transaction as a finance lease in accordance with the Staff’s judgment and will be filing an amended annual report on Form 20-F for the year ended 31 December 2008. The adjustments required to the 2008 accounts include:

•	deferring and amortising the gain from the sale of the capacity leased back by the Company over the lease period in the consolidated income statement;

•	recognising the leased assets and the related finance lease obligations in the consolidated statement of financial position;

•	recognising depreciation expense on the leased assets and interest expense on the lease payments as finance lease charges.

The gain attributable to the portion of the capacity of the base station tower sites sold under the Tower Transfer Agreement that has not been leased back by HCPT, amounting to US$54.6 million (HK$426 million), continues to be recognised in the income statement in 2008.

10

The following tables disclose the adjustments that have been made to each of the line items in the consolidated income statement and the consolidated statement of cash flows as previously reported for the year ended 31 December 2008, and the consolidated statement of financial position as previously reported as at 31 December 2008.

In addition, the spin-off of HTHKH and the disposal of the entire indirect interest in Partner Communications respectively by the Group in 2009 resulted in the presentation of the results of both HTHKH and its subsidiaries and Partner Communications for the year ended 31 December 2008 as “discontinued operations” in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. Accordingly, this reclassification was included in the effect of restatement presented below.

(i)	Effect on the consolidated income statement for the year ended 31 December 2008

HK$ millions (except for earnings per share)	2008	Effect of restatement Increase/(Decrease) in profit for the year			2008
	(as previously reported)	Sale and leaseback of tower sites	Reclassification to discontinued operations	Sub-total	(as restated)

Continuing operations:
Turnover	23,725	—	(21,917)	(21,917)	1,808
Cost of inventories sold	(2,785)	—	2,785	2,785	—
Staff costs	(2,511)	—	2,121	2,121	(390)
Depreciation and amortisation	(4,531)	(57)	3,913	3,856	(675)
Other operating expenses	(12,291)	(150)	9,391	9,241	(3,050)
Profit on disposal of investments and others, net	2,453	(956)	(3)	(959)	1,494

Operating profit/(loss)	4,060	(1,163)	(3,710)	(4,873)	(813)
Interest income	1,074	—	(176)	(176)	898
Interest and other finance costs	(1,330)	(88)	684	596	(734)
Share of results of jointly-controlled entities	(11)	—	11	11	—

Profit/(Loss) before taxation	3,793	(1,251)	(3,191)	(4,442)	(649)
Taxation	(874)	—	795	795	(79)

Profit/(Loss) for the year from continuing operations	2,919	(1,251)	(2,396)	(3,647)	(728)
Discontinued operations:
Profit for the year from discontinued operations	—	—	2,396	2,396	2,396

Profit for the year	2,919	(1,251)	—	(1,251)	1,668

Attributable to:
Equity holders of the Company:
- continuing operations	1,883	(751)	(1,415)	(2,166)	(283)
- discontinued operations	—	—	1,415	1,415	1,415

	1,883	(751)	—	(751)	1,132

Minority interest:
- continuing operations	1,036	(500)	(981)	(1,481)	(445)
- discontinued operations	—	—	981	981	981

	1,036	(500)	—	(500)	536

	2,919	(1,251)	—	(1,251)	1,668

Earnings per share attributable to equity holders of the Company (HK$ per share)
- basic	0.39	(0.15)	—	(0.15)	0.24

- diluted	0.39	(0.15)	—	(0.15)	0.24

11

(ii)	Effect on the consolidated statement of financial position as at 31 December 2008

HK$ millions	2008	Effect of restatement Increase/(Decrease) in net assets	2008
	(as previously reported)	Sale and leaseback of tower sites	(as restated)

ASSETS
Current assets
Cash and cash equivalents	2,525	—	2,525
Trade and other receivables	5,072	(292)	4,780
Stocks	463	—	463
Derivative financial assets	48	—	48

Total current assets	8,108	(292)	7,816

Assets held for sale	174	—	174

Non-current assets
Fixed assets	17,216	1,184	18,400
Goodwill	6,815	—	6,815
Other intangible assets	7,160	—	7,160
Other non-current assets	3,844	—	3,844
Deferred tax assets	368	—	368
Interests in associates	2	—	2
Interests in jointly-controlled entities	88	—	88

Total non-current assets	35,493	1,184	36,677

Total assets	43,775	892	44,667

LIABILITIES
Current liabilities
Trade and other payables	8,000	69	8,069
Borrowings	7,652	—	7,652
Current income tax liabilities	104	—	104
Derivative financial liabilities	27	—	27

Total current liabilities	15,783	69	15,852

Non-current liabilities
Borrowings	3,348	1,086	4,434
Deferred tax liabilities	457	—	457
Other non-current liabilities	2,458	810	3,268

Total non-current liabilities	6,263	1,896	8,159

Total liabilities	22,046	1,965	24,011

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	1,204	—	1,204
Reserves	17,909	(644)	17,265

	19,113	(644)	18,469
Minority interest	2,616	(429)	2,187

Total equity	21,729	(1,073)	20,656

Total equity and liabilities	43,775	892	44,667

Net current liabilities	(7,675)	(361)	(8,036)

Total assets less current liabilities	27,992	823	28,815

12

(iii)	Effect on the consolidated statement of cash flows for the year ended 31 December 2008

An amount of HK$1,486 million previously recorded under investing activities as “proceeds from disposal of base station tower sites” was now reclassified under financing activities as an additional borrowing. Prepaid operating lease rental amounting to HK$400 million previously recorded under operating activities as “changes in working capital” was now reclassified under financing activities as repayment of loans.

(C)	Significant accounting policies

During the year, the Group has adopted all of the new or revised IFRS, which term collectively includes International Accounting Standards (“IAS”) and related interpretations that are relevant to its operations and effective for accounting periods beginning on 1 January 2009:

IFRS 8	Operating Segments
IAS 1 (Revised)	Presentation of Financial Statements
IFRS 7 (Amendment)	Financial Instruments: Disclosures
IAS 23 (Revised)	Borrowing Costs
IFRS 2 (Amendment)	Share-based Payment Vesting Conditions and Cancellations
IFRS 1 and IAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly-controlled Entity or Associate

The adoption of these new or revised IFRS had no material effect on the Group’s results and financial position for the current or prior periods.

At the date of authorisation of these accounts, the following new or revised standards, amendments to standards and interpretations to existing standards have been issued but are not effective for the year ended 31 December 2009:

IAS 27 (Revised)	Consolidated and Separate Financial Statements
IAS 39 (Amendment)	Eligible Hedged Items
IFRS 3 (Revised)	Business Combinations
IFRIC Interpretation 17	Distributions of Non-cash Assets to Owners
IFRIC Interpretation 18	Transfers of Assets from Customers
IFRS 2 (Amendment)	Group Cash-settled Share-based Payment Transaction
IFRS (Amendments)	Improvements to IFRS 2009
IAS 32 (Amendment)	Classification of Right Issues
IFRS 1 (Revised)	First-time Adoption of IFRS
IFRS 1 (Amendment)	Additional Exemptions for First-time Adopters
IFRIC Interpretation 19	Extinguishing Financial Liabilities with Equity Instruments
IFRS 9	Financial Instruments
IFRIC Interpretation 14 (Amendments)	Prepayment of a Minimum Funding Requirement
IAS 24 (Amendment)	Related Party Disclosures

The Group did not early adopt any of these new or revised standards, amendments to standards and interpretations to existing standards. The Group is in the process of assessing the impact of these new or revised standards, amendments to standards and interpretations to existing standards on the Group’s results and financial position in the future.

3.	Turnover

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services and other non-telecommunications businesses. An analysis of turnover for both continuing and discontinued operations is as follows:

HK$ millions	2008	2009
	(Restated – Note 2(b))

Continuing operations
Mobile telecommunications services	1,808	1,856

Discontinued operations
Mobile telecommunications services	17,094	10,407
Mobile telecommunications products	2,080	1,165
Fixed-line telecommunications services	2,708	1,037
Other non-telecommunications businesses	35	11

	21,917	12,620

	23,725	14,476

13

4.	Segment Information

Segment information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. Management of the Group measures the performance of its segments based on operating profit. The segment information on turnover and operating profit/(loss), total assets and total liabilities agreed to the aggregate information in the consolidated accounts. As such, no reconciliation between the segment information and the aggregate information in the consolidated accounts is presented.

	As at and for the year ended 31 December 2008
	Continuing operations					Discontinued operations
HK$ millions	Thailand	Indonesia	Vietnam	Others*	Total	Hong Kong and Macau	Israel	Total
		(Restated – Note 2(b))			(Restated - Note 2(b))

Turnover	1,192	315	18	283	1,808	8,104	13,813	21,917
Operating costs	(1,111)	(1,468)	(308)	(553)	(3,440)	(5,341)	(8,956)	(14,297)
Depreciation and amortisation	(1)	(396)	(230)	(48)	(675)	(1,995)	(1,918)	(3,913)
Profit on disposal of investments and others, net	—	1,196	—	298	1,494	—	3	3

Operating profit/(loss)	80	(353)	(520)	(20)	(813)	768	2,942	3,710

Other non-cash items included in income statement:

Share-based payments	—	—	—	(53)	(53)	(15)	(20)	(35)

Total assets	679	6,717	2,207	2,579	12,182	18,629	13,856	32,485

Total liabilities	(1,787)	(4,686)	(247)	(859)	(7,579)	(9,019)	(7,413)	(16,432)

Capital expenditures incurred during the year on:
Fixed asset	34	3,030	259	186	3,509	1,069	1,191	2,260
Other intangible assets	—	—	—	—	—	865	—	865

	34	3,030	259	186	3,509	1,934	1,191	3,125

*	“Others” segment for the year ended 31 December 2008 comprised Sri Lanka and Corporate as well as Ghana up to the date of disposal on 11 July 2008.

14

	As at and for the year ended 31 December 2009
	Continuing operations					Discontinued operations
HK$ millions	Thailand	Indonesia	Vietnam	Others*	Total	Hong Kong and Macau	Israel	Total

Turnover	1,046	608	141	61	1,856	2,730	9,890	12,620
Operating costs	(963)	(1,908)	(502)	(267)	(3,640)	(1,793)	(6,286)	(8,079)
Depreciation and amortisation	(5)	(579)	(72)	(52)	(708)	(671)	(742)	(1,413)
Profit on disposal of investments and others, net	—	423	—	—	423	—	8	8

Operating profit/(loss)	78	(1,456)	(433)	(258)	(2,069)	266	2,870	3,136

Other non-cash items included in income statement:

Share-based payments	—	—	—	(15)	(15)	(2)	(31)	(33)

Total assets	938	10,560	3,376	8,514	23,388	—	—	—

Total liabilities	(2,031)	(5,962)	(1,268)	(2,153)	(11,414)	—	—	—

Capital expenditures incurred during the year on:
Fixed asset	31	2,864	646	121	3,662	265	804	1,069
Other intangible assets	—	—	—	—	—	233	330	563

	31	2,864	646	121	3,662	498	1,134	1,632

*	“Others” segment for the year ended 31 December 2009 comprised Sri Lanka and Corporate.

15

5.	Profit on Disposal of Investments and Others, Net

HK$ millions	Note	2008	2009
		(Restated – Note 2(b))

Profit on disposal of base station tower sites	(a)	465	268
Profit on disposal of Ghana operation	(b)	298	—
Other income, net	(c)	731	155

		1,494	423

(a)	Profit on disposal of base station tower sites

On 18 March 2008, HCPT, a non wholly-owned subsidiary of the Company, entered into a conditional Tower Transfer Agreement to sell up to 3,692 base station tower sites to PT Profesional Telekomunikasi Indonesia (“Protelindo”) for a cash consideration of US$500 million (HK$3,882 million). Completion of the sale is expected to occur in tranches over a two-year period commencing on 18 March 2008.

Concurrent with the completion of the first tranche, HCPT and Protelindo have entered into the MLA pursuant to which HCPT has been given (i) the right to access, occupy and use the capacity reserved for HCPT on such of the base station tower sites and related infrastructure as HCPT may elect for an initial period of twelve years which, at HCPT’s election, may be extended for another six years, and (ii) the option to acquire Protelindo’s right, title and interest in such facilities at a pre-agreed price exercisable at the end of the 12-year initial term and at the end of the 18-year extended term if HCPT has exercised its option to extend the lease. In November 2009, the MLA was amended whereby the purchase option on all the 3,692 tower sites was removed and substituted with an amended purchase option only on specified tower sites at another pre-agreed price exercisable at the end of the 18-year extended term. In addition, HCPT has been given an option to extend the lease for another 6 years at the end of the 18-year extended term.

The capacity on such base station tower sites reserved for HCPT which has been leased back under the MLA has been accounted for as a finance lease whereby the related gain on the sale has been deferred and amortised to the income statement over the lease period. The gain attributable to the remaining portion of the capacity of such base station tower sites which has not been leased back by HCPT was recognised in the income statement upon completion of the sale.

During the year ended 31 December 2009, the sale of a total of 4 tranches comprising 969 sites (2008 – 2 tranches comprising 2,248 sites) was completed whereby a gain of US$75.9 million or HK$592 million (2008 – US$182.2 million or HK$1,421 million) was generated from the sale, of which US$22.8 million or HK$177 million (2008 – US$54.6 million or HK$426 million) was recognised in the income statement upon completion of the sale and US$53.1 million or HK$415 million (2008 – US$127.6 million or HK$995 million) was deferred. Of the amount of the deferred gain, US$11.7 million or HK$91 million (2008 – US$4.9 million or HK$39 million) was amortised to the income statement for the year ended 31 December 2009. As at 31 December 2009, the balance of unamortised deferred gain was HK$1,268 million (2008 – HK$791 million), with HK$117 million (2008 – HK$69 million) and HK$1,151 million (2008 – HK$722 million) being classified as deferred revenue under current liabilities and non-current liabilities, respectively.

(b)	Profit on disposal of Ghana operation

On 17 January 2008, Hutchison Telecommunications International (Cayman) Holdings Limited, a wholly-owned subsidiary of the Company, entered into an agreement to sell the indirect interests in the Ghana operation for a cash consideration of HK$583 million. The transaction was completed on 11 July 2008 and the Group has realised a gain of HK$298 million.

(c)	Other income, net

During the year ended 31 December 2008, a subsidiary of the Company operating in Indonesia was provided with credit vouchers in compensation upon the waiver of certain contractual obligations of a key network supplier. The net amount of US$93.7 million (approximately HK$731 million) was included in the income statement for the year ended 31 December 2008.

Other income for the year ended 31 December 2009 was mainly attributable to compensation income recognised by the subsidiary operating in Indonesia, including vouchers provided from certain network suppliers in compensation for the network outage and network delay suffered from the network rollout amounting to US$16.1 million (HK$125.5 million) in total.

16

6.	Taxation

	Year ended 31 December 2008			Year ended 31 December 2009
	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total
	HK$ millions (Restated – Note 2(b))	HK$ millions (Restated – Note 2(b))	HK$ millions (Restated – Note 2(b))	HK$ millions	HK$ millions	HK$ millions

Hong Kong	(7)	—	(7)	—	—	—
Outside Hong Kong	78	8	86	30	(1)	29

	71	8	79	30	(1)	29

During the year ended 31 December 2009, no Hong Kong profits tax has been provided for as the Group did not generate any taxable profits from continuing operations in Hong Kong (2008 – 16.5% on the estimated assessable profits less available tax losses for the year). Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses. The differences between the Group’s expected tax charge at respective applicable tax rates and the Group’s tax charge for the years were as follows:

HK$ millions	2008	2009
	(Restated - Note 2(b))

Tax calculated at the domestic rates applicable to profits in the country concerned	(298)	(561)
Income not subject to taxation	(117)	(24)
Expenses not deductible for taxation purposes	18	2
Temporary differences not recognised	(229)	(90)
Recognition of previously unrecognised tax losses	(14)	(26)
(Over)/Under provision in prior years	(8)	1
Tax losses not recognised	650	700
Withholding tax	77	27

Total taxation charge	79	29

The change in average applicable tax rate was mainly caused by a change in the profitability of the Group’s subsidiaries in the respective countries.

7.	Dividends

HK$ millions	Note	2008	2009

Special cash dividend	(a)	33,700	—
Distribution in specie	(b)	—	10,234

		33,700	10,234

(a)	During the year ended 31 December 2008, the Company declared and paid a special cash dividend of HK$7 per share, or approximately HK$33,700 million in aggregate.
(b)	During the year ended 31 December 2009, the Company declared and paid an interim dividend in specie of one HTHKH Share per one ordinary share of the Company. The distribution in specie was approximately HK$10,234 million.

17

8.	Earnings/(Loss) per Share

Basic

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2008	2009
	(Restated – Note 2 (b))

Weighted average number of shares in issue	4,794,472,939	4,814,448,309

Loss from continuing operations attributable to equity holders of the Company (HK$ millions)	(283)	(2,592)

Basic loss per share from continuing operations attributable to equity holders of the Company (HK$ per share)	(0.05)	(0.53)

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	1,415	7,532

Basic earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	0.29	1.56

Profit attributable to equity holders of the Company (HK$ millions)	1,132	4,940

Basic earnings per share attributable to equity holders of the Company (HK$ per share)	0.24	1.03

18

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of the share options that have been granted under the Company’s share option scheme to reflect the dilutive potential ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares over the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2008	2009
	(Restated – Note 2(b))

Weighted average number of shares in issue	4,794,472,939	4,814,448,309
Adjustment for share options (Note 1)	—	—

Weighted average number of shares for the purpose of diluted earnings per share	4,794,472,939	4,814,448,309

Loss from continuing operations attributable to equity holders of the Company for the purpose of diluted earnings per share from continuing operations (HK$ millions)	(283)	(2,592)

Diluted loss per share from continuing operations attributable to equity holders of the Company (HK$ per share)	(0.05)	(0.53)

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	1,415	7,532
Adjustment for dilutive impact arising from share options of a subsidiary being disposed of (HK$ millions) (Note 2)	(8)	—

Profit from discontinued operations attributable to equity holders of the Company for the purpose of diluted earnings per share from discontinued operations (HK$ millions)	1,407	7,532

Diluted earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	0.29	1.56

Profit attributable to equity holders of the Company (HK$ millions)	1,132	4,940
Adjustment for dilutive impact arising from share options of a subsidiary being disposed of (HK$ millions) (Note 2)	(8)	—

Profit attributable to equity holders of the Company for the purpose of diluted earnings per share (HK$ millions)	1,124	4,940

Diluted earnings per share attributable to equity holders of the Company (HK$ per share)	0.24	1.03

Notes:

1.	The Group has incurred a loss from continuing operations for the years ended 31 December 2008 and 2009, the conversion of all potential ordinary shares arising from the share options granted by the Company would have an anti-dilutive effect on the loss per share from continuing operations. Accordingly, the weighted average number of shares was not adjusted to compute the diluted earnings per share.

2.	The adjustment for dilutive impact on earnings per share for the year ended 31 December 2008 arose from the employee stock options of Partner Communications outstanding as at 31 December 2008. Other than the Company itself, Partner Communications was the only company within the Group which had employee stock option plans.

19

9.	Trade Receivables, Net of Provision

HK$ millions	2008	2009

The ageing analysis of trade receivables, net of provision for impairment of trade receivables is as follows:
Current	1,969	180
31 - 60 days	615	53
61 - 90 days	187	30
Over 90 days	637	248

	3,408	511

Movement of provision for impairment of trade receivables is as follows:

HK$ millions	2008	2009

Beginning of year	575	728
Relating to subsidiaries disposed of	—	(767)
Increase in provision recognised in income statement
– continuing operations	20	6
– discontinued operations	314	162
Amounts recovered in respect of brought forward balance
– discontinued operations	(73)	—
Write-off during the year
– continuing operations	—	(13)
– discontinued operations	(107)	(45)
Exchange translation differences	(1)	18

End of year	728	89

The average credit period granted by the Group to the customers ranges from 30 to 45 days. The utilisation of credit limits is regularly monitored. Debtors who have overdue accounts are requested to settle all outstanding balances before any further credit is granted. There is no concentration of credit risk with respect to trade receivables as the Group has a large number of customers, internationally dispersed. The Group does not have a significant exposure to any individual debtors.

10.	Trade Payables

HK$ millions	2008	2009

The ageing analysis of trade payables is as follows:
Current	1,305	34
31-60 days	392	19
61-90 days	125	7
Over 90 days	142	3

	1,964	63

11.	US Dollar Equivalents

The US dollar equivalents of the figures shown in the accounts are supplementary information and have been translated at HK$7.80 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

20

CAPITAL RESOURCES AND LIQUIDITY

The capital and reserves attributable to equity holders of the Group as at 31 December 2009 were approximately HK$11,974 million, compared to HK$18,469 million at 31 December 2008. The ratio of the total debts to total assets as at 31 December 2009 was approximately 9.8%.

The net cash of the Group was approximately HK$5,402 million, comprising the cash and cash equivalents of approximately HK$4,203 million, restricted cash of approximately HK$1,372 million, available-for-sale financial assets of approximately HK$2,114 million and borrowings of approximately HK$2,287 million, as follows:

	As at 31 December 2009
	Total debts	Cash and cash equivalents	Restricted cash	Available-for-sale financial assets	Net cash/ (debts)
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions

Thailand	(371)	12	—	—	(359)
Indonesia	(1,916)	55	—	—	(1,861)
Vietnam	—	36	—	—	36
Others	—	4,100	1,372	2,114	7,586

	(2,287)	4,203	1,372	2,114	5,402

The Group’s cash and cash equivalents as a percentage of the total cash and cash equivalents at 31 December 2009 were denominated as follows:

HK$	USD	IDR	THB	Others	Total
0.2%	98.0%	1.2%	0.3%	0.3%	100.0%

As at 31 December 2009, total borrowings of HK$20 million (2008 – HK$69 million) were guaranteed by members of HWL group in respect of loans to the Group’s Thailand operation only. Under the terms of a credit support agreement between the Company and HWL group, the Company agreed to pay a guarantee fee charged at normal commercial rates. The Company has also provided a counter-indemnity in favour of HWL and its related companies in respect of such guarantees, for so long as there remains a guarantee liability. The total amount of fees paid to HWL group in 2009 in respect of these borrowings was HK$2 million (2008 – HK$10 million).

As at 31 December 2009, no fixed assets and current assets of the Group were used as collateral for the Group’s borrowings (2008 – fixed assets of HK$1,131 million and current assets of HK$14 million). As at 31 December 2009, the Group had total current borrowings of HK$470 million (2008 – HK$7,652 million) and total non-current borrowings of HK$1,817 million (2008 – HK$4,434 million) respectively, none of the Group’s current borrowings (2008 – HK$948 million) and non-current borrowings (2008 – Nil) were secured.

In 2008, the Group was granted a secured revolving credit and term loan facility of a maximum aggregate amount of US$2,500 million (approximately HK$19,376 million) from an indirect subsidiary of HWL at a floating interest rate of LIBOR + 2.45% per annum and a final maturity date of 15 November 2011. The facility is secured by the assets, rights and business and the issued share capital of the Company and/or certain of its subsidiaries and is guaranteed by the Company and certain of its subsidiaries. In 2009, this facility was amended and restated, pursuant to which the indirect subsidiary of HWL agreed to make available to the Group a senior secured term loan/revolving credit facility in the maximum aggregate amount of US$1,790 million (approximately HK$13,872 million) in two tranches at a floating interest rate of LIBOR + 2.45% per annum and a final maturity date of 15 November 2011. As at 31 December 2009, the facility amount available to the Group pertaining to the revolving credit facility was US$1,340 million (approximately HK$10,452 million) and there was no outstanding loan due to the HWL indirect subsidiary.

The Group’s capital expenditure on fixed assets for the years ended 31 December 2009 and 2008 are as follows:

	2008	2009
	HK$ millions	HK$ millions
	(Restated - Note 2(b))

Thailand	34	31
Indonesia	3,030	2,864
Vietnam	259	646
Sri Lanka	182	121
Corporate office	4	—

Total capital expenditure	3,509	3,662

21

TREASURY POLICIES

The Group’s overall treasury and funding policies focus on financial risks management, including interest rate and foreign exchange risks, and on cost efficient funding of the operations of its companies. In general, financings are raised through the Group’s operating subsidiaries to meet their respective funding requirements. For overseas operations, which consist of non-Hong Kong Dollar and non-US Dollar assets, the Group generally endeavors to hedge its foreign currency positions with the appropriate level of borrowings in those same currencies. For transactions directly related to the underlying businesses, forward foreign exchange contracts and interest rate and currency swaps may be utilised when suitable opportunities arise. The use of derivative instruments is strictly controlled and solely for management of the Group’s interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group’s policy not to enter into derivative transactions for speculative purposes.

CONTINGENT LIABILITIES

The Group had contingent liabilities in respect of the following:

(a)	as at 31 December 2009, performance guarantees amounting to approximately HK$6 million (2008 – HK$50 million).

(b)	as at 31 December 2008, a guarantee amounting to approximately HK$503 million to a bank as collateral to a performance bond required by the Office of the Telecommunications Authority in Hong Kong under the terms of the mobile telecommunications licence granted to a subsidiary. No such guarantee was provided by the Group as at 31 December 2009.

(c)	as at 31 December 2008, a total of 18 claims against Partner Communications, and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following:

Amount of claim In approximate HK$ millions

2008

Alleged violation of antitrust law	246
Alleged consumer complaints	1,719
Alleged unauthorised erection of cellular antennas, causing environmental damages	2,050

Subsequent to the disposal of Partner Communications in 2009, these claims were not considered as the Group’s contingent liabilities as at 31 December 2009.

(d)	as at 31 December 2008, a claim of approximately NIS42.5 million (approximately HK$87 million) by the Ministry of Communications in Israel (the “MoC”) in respect of the past use of certain frequency band by Partner Communications pursuant to an agreement made between Partner Communications and the Palestinian mobile operator being allocated such frequency band, which agreement was endorsed by the MoC. Subsequent to the disposal of Partner Communications in 2009, this claim was not considered as the Group’s contingent liabilities as at 31 December 2009.

22

RECENT EVENT

The following event occurred subsequent to 31 December 2009 up to the date of this announcement:

On 8 January 2010, Hutchison Telecommunications Holdings Limited (“HTHL”), an indirect wholly-owned subsidiary of HWL, requested the Board of Directors of the Company to put forward a proposal to privatise the Company by way of a scheme of arrangement under Section 86 of the Companies Law of the Cayman Islands (the “Scheme”). The Scheme will provide that the Scheme Shares (being shares of the Company other than those held by HTHL and Hutchison Telecommunications Investment Holdings Limited and including all shares underlying the American depositary shares of the Company) will be cancelled in exchange for HK$2.2 in cash for each Scheme Share. Details of the Scheme will be set out in a scheme document which is expected to be despatched to the shareholders of the Company subsequent to the date of this announcement.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities. In addition, the Company has not redeemed any of its listed securities during the year.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to achieving and maintaining the highest standards of corporate governance. Throughout the year ended 31 December 2009, the Company has been fully compliant with all code provisions of the Code on Corporate Governance Practices contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“The Listing Rules”).

SECURITIES TRANSACTIONS

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules (the “Model Code”) which is supplemented by the Securities Trading Policy as the Company’s code of conduct regarding Directors’ securities transactions. The Securities Trading Policy also applies to all personnel of the Company and its subsidiaries and all transactions in the Company’s securities. All Directors of the Company have confirmed that throughout the year ended 31 December 2009, they have complied with the provisions of both the Model Code and the Securities Trading Policy.

GENERAL INFORMATION

The consolidated accounts of the Company and its subsidiaries for the year ended 31 December 2009 have been reviewed by the audit committee of the Company and audited by the Company’s independent auditor, PricewaterhouseCoopers. The independent auditor’s report will be included in the Annual Report to shareholders.

NON-GAAP MEASURES

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under International Financial Reporting Standards and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

CAUTIONARY STATEMENTS

This announcement contains forward-looking statements. Statements that are not historical facts, including those about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and the Company has no obligation to update any of them publicly with respect to any new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

23

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Christopher John FOLL	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(Also Alternate to Mr. Lui Dennis Pok Man)

Non-executive Directors:	Alternate Director:
Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Christopher John Foll)
(Also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Frank John SIXT

24

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Announcement

UNAUDITED KEY PERFORMANCE INDICATORS FOR THE FOURTH QUARTER 2009

HIGHLIGHTS

•	Total customer base at approximately 12.8 million

•	Indonesia customer base grew 16.7% to 8.5 million

•	Vietnam customer base grew 145.1% to approximately 2.5 million

In the fourth quarter, all our emerging market operations recorded positive growth in customer bases with approximately 2.9 million net additions registered during the quarter. Our total customer base grew 29.0% quarterly or 97.6% yearly to approximately 12.8 million.

We continued to expand our network footprints in the fourth quarter by adding more than 2,300 base stations in the three emerging markets, increasing the population coverage to 76% and 80% in Indonesia and Vietnam respectively.

OPERATIONS REVIEW

Indonesia

Our Indonesia operation added approximately 1.2 million customers during the quarter, taking the customer base to 8.5 million at the end of the quarter.

Blended Average Revenue Per User (“ARPU”) at IDR11,330, improved 1.0% compared to last quarter and 4.9% compared to the same quarter last year, driven mainly by the increase in non-voice ARPU of 9.9% quarterly and 79.7% yearly.

Minutes of Use (“MOU”) decreased 20.4% to 39 minutes compared to the previous quarter due partly to the significant increase in customers and reflected the short term effect of price increased in the quarter.

Churn remains at the same level as last quarter at 24.9%

1

Vietnam

Our Vietnam customer base grew strongly in the fourth quarter by adding approximately 1.5 million customers, finishing the year with approximately 2.5 million customers.

In the third quarter, market competition intensified with heavy promotional and bonus minutes being offered by other operators. Our blended ARPU has been impacted and decreased 26.7% to VND34,621 compared to last quarter at VND47,263.

Blended MOU increased 12.3% quarter-on-quarter to 182 minutes, driven mainly by the increase in on-net traffic stimulated by promotion offers.

Churn improved slightly to 8.4%.

Sri Lanka

Our Sri Lanka operation registered a 38.4% growth in customer base and finished the quarter with 779,000 customers. As a result of the intense market competition, both ARPU and MOU decreased approximately 21% quarter-on-quarter to LKR90 and 63 minutes, respectively. Churn improved to below 1%.

FOK Kin-ning, Canning

Chairman

Hong Kong, 4 March 2010

Disclaimer:

NON-GAAP MEASURES

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under International Financial Reporting Standards and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

CAUTIONARY STATEMENTS

This announcement contains forward-looking statements. Statements that are not historical facts, including those about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and the Company has no obligation to update any of them publicly with respect to any new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

2

Unaudited Key Performance Indicators for Fourth Quarter 2009

Customer Base	Q4 2009 31 December 2009			Q3 2009 30 September 2009			Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008
Market	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)

Indonesia	8,529	18	8,511	7,311	16	7,295	6,434	12	6,422	5,305	12	5,293	4,501	11	4,490

Sri Lanka	779	—	779	563	—	563	536	—	536	722	—	722	887	—	887

Vietnam	2,498	2	2,496	1,019	1	1,018	624	1	623	X	X	X	X	X	X

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator's invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company's ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Hong Kong (incl Macau), Israel and Thailand are excluded.

ARPU[1]		Q4 2009 31 December 2009			Q3 2009 30 September 2009			Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008
Market	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid

Indonesia	IDR	11,330	193,579	10,949	11,216	193,509	10,846	10,744	201,935	10,316	10,361	182,534	9,963	10,800	133,596	10,507

Sri Lanka	LKR	90	—	90	114	—	114	119	—	119	148	—	148	164	—	164

Vietnam	VND	34,621	369,368	34,338	47,263	306,630	46,977	68,325	250,043	68,042	X	X	X	X	X	X

Notes:

(1)	The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month. The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong (incl Macau), Israel and Thailand are excluded.

MOU[1]	Q4 2009 31 December 2009			Q3 2009 30 September 2009			Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid

Indonesia	39	326	38	49	362	48	55	375	54	55	342	55	55	225	55

Sri Lanka	63	—	63	79	—	79	77	—	77	77	—	77	74	—	74

Vietnam	182	135	182	162	176	162	221	156	221	X	X	X	X	X	X

Notes:

(1)	The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, but excluding inbound on-net minutes) for the month divided by the simple average number of activated customer. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.
(2)	The data for Hong Kong (incl Macau), Israel and Thailand are excluded.

Churn[1]	Q4 2009 31 December 2009			Q3 2009 30 September 2009			Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid

Indonesia	24.9%	8.4%	24.9%	24.7%	6.3%	24.7%	24.9%	12.8%	25.0%	24.8%	4.8%	24.9%	24.2%	4.1%	24.3%

Sri Lanka	0.6%	—	0.6%	1.5%	—	1.5%	10.8%	—	10.8%	7.1%	—	7.1%	4.4%	—	4.4%

Vietnam	8.4%	3.6%	8.4%	9.3%	9.1%	9.3%	0.3%	10.6%	0.3%	X	X	X	X	X	X

Notes:

(1)	The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.
(2)	The data for Hong Kong (incl Macau), Israel and Thailand are excluded.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

3

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Christopher John FOLL	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(Also alternate to Mr. Lui Dennis Pok Man)

Non-executive Directors:	Alternate Director:
Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Christopher John Foll)
(Also alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Frank John SIXT

4

Exhibit 1.3

Hutchison Telecom Announces 2009 Annual Results

Key Highlights:

•	Group mobile customers grew 98% to approximately 13 million

•	Profit for the year of HK$5.8 billion

•	Israel operation disposal in October with a gain of approximately HK$6.3 billion

•	Spin-off of Hong Kong and Macau operations in May

Financial Highlights:

	2008		2009
	(Restated) HK$ millions		HK$ millions
Turnover		1,808		1,856
Operating loss		(813)		(2,069)
Loss for the year from continuing operations		(728)		(2,736)
Profit from discontinued operations		2,396		8,517
Profit for the year		1,668		5,781
Profit attributable to equity holders of the Company		1,132		4,940
Basic earnings per share attributable to equity holders of the Company	HK$	0.24	HK$	1.03

Hong Kong, 4 March 2010 – Hutchison Telecommunications International Limited (‘Hutchison Telecom’; ‘the Group’; ‘the Company’; SEHK: 2332; NYSE: HTX) today announced its 2009 annual results and its fourth quarter key performance indicators. In 2009, the Group reported strong subscriber growth in its principal growth markets and again realised value for shareholders. Profit for the year was approximately HK$5.8 billion.

During the year, Hutchison Telecom continued its focus on driving growth and developing scale in its core growth markets off the back of further network rollout and customer acquisition. In Indonesia, the business continued to experience solid growth in its customer base, and in Vietnam, the Group launched its GSM services under the Vietnamobile brand in the second quarter. The Group realised value for shareholders with the spin-off of the Hong Kong and Macau operations in May 2009, followed by the disposal of its entire indirect interest in the Israel operation in October 2009.

Dennis Lui, Chief Executive Officer of Hutchison Telecom, said: “2009 saw the Group unlock significant shareholder value again. We have created, maximised and delivered value for our shareholders over the five years since listing – an achievement that has been based on pursuing carefully chosen opportunities with a measured approach.”

“Looking into 2010, we will continue to work on building out our principal growth markets to a fully competitive state,” Mr Lui added.

In 2009, Hutchison Telecom added approximately 6.3 million customers to end the year with a customer base of approximately 12.8 million, which reflected an annual growth of approximately 98% on a like-for-like basis, that was driven mainly by the ongoing expansion of the network coverage in Indonesia and the relaunch of its business in Vietnam.

Turnover rose 2.7% year-on-year to HK$1,856 million. The increase was driven mainly by the larger Indonesia operation and the revenue generated by the newly launched GSM services in Vietnam, offset in part by a revenue decrease in the Group’s Sri Lanka and Thailand operations.

Loss before interest, tax, depreciation and amortisation (‘LBITDA’) increased to HK$1,784 million compared to HK$1,632 million in 2008. This was mainly due to the higher operating expenses incurred from the expanded network rollout in Indonesia and Vietnam.

The Group operating loss from continuing operations was HK$2,069 million compared to HK$813 million in 2008. Excluding the profit on disposal of base tower sites and other one-time items, the operating loss would have been HK$2,492 million compared to HK$1,984 million in 2008 on a like-for-like basis.

Profit for the year was HK$5,781 million, which included the gain of approximately HK$6,333 million on disposal of the Group’s entire indirect stake in Partner Communications Company Ltd.. Profit attributable to equity holders of the Company was HK$4,940 million and basic earnings per share was HK$1.03 compared to HK$0.24 in 2008.

During the year, the Company paid an interim dividend by way of a distribution in specie of the entire share capital of Hutchison Telecommunications Hong Kong Holdings Limited. The Board did not recommend a final dividend for the year ended 31 December 2009.

Operations Review Highlights:

Indonesia - The Group’s Indonesia operation PT. Hutchison CP Telecommunications (‘HCPT’) further expanded its customer base by 89.5% year-on-year to over 8.5 million customers. Turnover grew 93% yearly to HK$608 million, driven mainly by customer growth. LBITDA was HK$1,300 million, primarily due to the continued expansion of the network and resultant costs. The net profit on disposal of investments and others of $423 million reduced the operating loss for the year to HK$1,456 million. Currently, HCPT has over 8,800 base stations on-air covering 76% of the population of Indonesia. Capital expenditure on fixed assets in 2009 was HK$2,864 million compared to HK$3,030 million in 2008.

Vietnam - The Group’s Vietnam operation Vietnamobile achieved solid results in its first nine months of operation and ended the year with a customer base of approximately 2.5 million, supported by a network of over 3,800 base stations on-air and 80% population coverage. Turnover for the year was HK$141 million and LBITDA was HK$361 million. Operating loss for the year was HK$433 million and capital expenditure increased to HK$646 million compared to HK$259 million in 2008.

Sri Lanka - 2009 saw some improvement in the performance of Hutchison Telecommunications Lanka (Private) Limited despite unstable economic conditions and fierce competition. New management and a renewed focus on sales and distribution and marketing activities resulted in some positive customer growth in the second half, although the customer base overall decreased 12.2% year-on-year to 779,000, compared to 887,000 in 2008. Turnover was down 61.9% to HK$61 million compared to HK$160 million in 2008. At the end of 2009, the Sri Lanka operation had over 770 base stations on-air and over 60% population coverage.

Thailand - The Group remains in ongoing discussions to exit this operation by way of sale to CAT Telecom Public Company Limited.

Restatement of 2008 Accounts:

As disclosed previously in the Company’s 2008 annual report and 2009 interim report, Hutchison Telecom has been in discussion with the US Securities and Exchange Commission (“SEC”) regarding the accounting treatment of the sale and leaseback of base station tower sites entered into by the Group’s Indonesia operation.

At the conclusion of these discussions, the SEC informed the Company that, in their judgment, the leaseback transaction should be classified as a finance lease under International Financial Reporting Standards.

In view of the judgmental aspects of this complex issue, the Company has decided to amend and restate the previously reported accounts for the year ended 31 December 2008 to reflect the accounting for the transaction as a finance lease.

The effect of this restatement on the 2008 accounts is to reduce the operating profit previously reported of HK$4,060 million by HK$1,163 million and reduce the profit attributable to equity holders of the Company for 2008 previously reported of HK$1,883 million by HK$751 million.

The financial highlights above reflect both the deconsolidation of the financial results of its Hong Kong and Macau and Israel operations as well as this restatement.

The Group has received confirmation from the offeror, Hutchison Telecommunications Holdings Limited, that the proposal for privatisation remains unaffected by the Company’s decision to restate its previously reported accounts for the year 2008. For details of the proposal for privatisation, see the joint announcements of the Offeror, Hutchison Whampoa Limited and the Company dated 8 and 28 January 2010 and the announcement of the Company dated 15 January 2010 which have been posted on the Company’s website and submitted to the SEC under Form 6K.

- End -

Note :

Hutchison Telecom will not be hosting any press conference or analyst conference call on the 2009 annual results announcement pending the proposed privatisation of the Company.

2

For enquiries, please contact:

Ada Yeung		Nicky Lee
Corporate Communications		Investor Relations
Hutchison Telecom		Hutchison Telecom
Work:	+852 2128 3106	Work:	+852 2128 3163
Mobile:	+852 6347 0619	Email:	nickylee@htil.com.hk
E-mail:	adayeung@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (“Hutchison Telecom” or “the Group”) is a leading provider of telecommunications services. The Group currently offers mobile telecommunications services in Indonesia, Vietnam, Sri Lanka and Thailand, operating brands “Hutch”, “3” and “Vietnamobile”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is committed to providing superior telecommunications services in dynamic markets. For more information, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including those about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and the Company has no obligation to update any of them publicly with respect to any new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

3

Unaudited Key Performance Indicators for Fourth Quarter 2009

Customer Base	Q4 2009 31 December 2009			Q3 2009 30 September 2009			Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008
Market	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)

Indonesia	8,529	18	8,511	7,311	16	7,295	6,434	12	6,422	5,305	12	5,293	4,501	11	4,490

Sri Lanka	779	—	779	563	—	563	536	—	536	722	—	722	887	—	887

Vietnam	2,498	2	2,496	1,019	1	1,018	624	1	623	X	X	X	X	X	X

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company's ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Hong Kong (incl Macau), Israel and Thailand are excluded.

ARPU[1]		Q4 2009 31 December 2009			Q3 2009 30 September 2009			Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008
Market	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid

Indonesia	IDR	11,330	193,579	10,949	11,216	193,509	10,846	10,744	201,935	10,316	10,361	182,534	9,963	10,800	133,596	10,507

Sri Lanka	LKR	90	—	90	114	—	114	119	—	119	148	—	148	164	—	164

Vietnam	VND	34,621	369,368	34,338	47,263	306,630	46,977	68,325	250,043	68,042	X	X	X	X	X	X

Notes:

(1)	The monthly Average Revenue Per User ("ARPU") is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month. The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong (incl Macau), Israel and Thailand are excluded.

MOU[1]	Q4 2009 31 December 2009			Q3 2009 30 September 2009			Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid

Indonesia	39	326	38	49	362	48	55	375	54	55	342	55	55	225	55

Sri Lanka	63	—	63	79	—	79	77	—	77	77	—	77	74	—	74

Vietnam	182	135	182	162	176	162	221	156	221	X	X	X	X	X	X

Notes:

(1)	The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, but excluding inbound on-net minutes) for the month divided by the simple average number of activated customer. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.
(2)	The data for Hong Kong (incl Macau), Israel and Thailand are excluded.

Churn[1]	Q4 2009 31 December 2009			Q3 2009 30 September 2009			Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid

Indonesia	24.9%	8.4%	24.9%	24.7%	6.3%	24.7%	24.9%	12.8%	25.0%	24.8%	4.8%	24.9%	24.2%	4.1%	24.3%

Sri Lanka	0.6%	—	0.6%	1.5%	—	1.5%	10.8%	—	10.8%	7.1%	—	7.1%	4.4%	—	4.4%

Vietnam	8.4%	3.6%	8.4%	9.3%	9.1%	9.3%	0.3%	10.6%	0.3%	X	X	X	X	X	X

Notes:

(1)	The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.
(2)	The data for Hong Kong (incl Macau), Israel and Thailand are excluded.

The Board wishes to remind investors that the above key performance indicators are based on the Group's unaudited internal records. Investors are cautioned not to unduly rely on such data.

4

Exhibit 1.4

For Main Board and GEM listed issuers

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy):	28/2/2010

To: Hong Kong Exchanges and Clearing Limited

Name of Issuer	Hutchison Telecommunications International Limited
Date Submitted	4 March 2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code:	2332	Description:	Ordinary Share

	No. of ordinary shares	Par value (HK$)	Authorised share capital (HK$)
Balance at close of preceding month	10,000,000,000	0.25	2,500,000,000

Increase/(decrease)	NIL		NIL

Balance at close of the month	10,000,000,000	0.25	2,500,000,000

(2) Stock code:	N/A	Description:	N/A

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	N/A	N/A	N/A

Increase/(decrease)	N/A		N/A

Balance at close of the month	N/A	N/A	N/A

For Main Board and GEM listed issuers

2. Preference Shares

Stock code :	N/A	Description :	Preference Share

	No. of preference shares	Par value (US$)	Authorised share capital (US$)
Balance at close of preceding month	1,000,000	0.01	10,000

Increase/(decrease)	NIL		NIL

Balance at close of the month	1,000,000	0.01	10,000

3. Other Classes of Shares

Stock code :	N/A	Description :	N/A

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	N/A	N/A	N/A

Increase/(decrease)	N/A		N/A

Balance at close of the month	N/A	N/A	N/A

Total authorised share capital at the end of the month (State currency) :	Ordinary Shares: HK$2,500,000,000 Preference Shares: US$10,000

For Main Board and GEM listed issuers

II. Movements in Issued Share Capital

	No. of ordinary shares		No. of preference	No. of other classes
	(1)	(2)	shares	of shares
Balance at close of preceding month	4,814,562,875	N/A	NIL	N/A

Increase/ (decrease) during the month	NIL	N/A	NIL	N/A

Balance at close of the month	4,814,562,875	N/A	NIL	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares	Movement during the month				No. of new shares of issuer issued during the month pursuant	No. of new shares of issuer which may be issued pursuant thereto
issuable	Granted	Exercised	Cancelled	Lapsed	thereto	as at close of the month
1. Share

Option

Scheme

approved on

19/5/2005

Ordinary shares	NIL	NIL	NIL	NIL	NIL	6,833,335

(Note 1)

2. N/A

( / / )

shares	N/A	N/A	N/A	N/A	N/A	N/A

(Note 1)

3. N/A

( / / )

shares	N/A	N/A	N/A	N/A	N/A	N/A

(Note 1)
			Total A. (Ordinary shares)		NIL

			(Preference shares)		N/A

			(Other class)		N/A

Total funds raised during the month from exercise of options (State currency)			NIL

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

	N/A	N/A	N/A	N/A	N/A	N/A
( / / )
Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

2. N/A

	N/A	N/A	N/A	N/A	N/A	N/A
( / / )
Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

3. N/A

	N/A	N/A	N/A	N/A	N/A	N/A
( / / )
Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

4. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

( / / )
Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

			Total B.	(Ordinary shares)	N/A
			(Preference shares)		N/A
			(Other class)		N/A

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A

Class of shares issuable (Note 1)	N/A

Subscription price	N/A

EGM approval date
(if applicable)
(dd/mm/yyyy))	( / / )

2. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A

Class of shares issuable (Note 1)	N/A

Subscription price	N/A

EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

3. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A

Class of shares issuable (Note 1)	N/A

Subscription price	N/A

EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

4. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A

Class of shares issuable (Note 1)	N/A

Subscription price	N/A

EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

		Total C. (Ordinary shares)			N/A

		(Preference shares)			N/A

		(Other class)			N/A

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.	N/A

( / / )

	shares (Note 1)	N/A	N/A

2.	N/A

( / / )

	shares (Note 1)	N/A	N/A

3.	N/A

( / / )

	shares (Note 1)	N/A	N/A

	Total D. (Ordinary shares)	N/A

	(Preference shares)	N/A

	(Other class)	N/A

For Main Board and GEM listed issuers

Other Movements in Issued Share Capital

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price :	State currency	N/A	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

2. Open offer	At price :	State currency	N/A	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

3. Placing	At price :	State currency	N/A	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

4. Bonus issue				Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
				Class of shares issuable (Note 1)	N/A
5. Scrip dividend	At price :	State currency	N/A	Issue and allotment date : (dd/mm/yyyy)	( / / )
				EGM approval date: (dd/mm/yyyy)	( / / )
						N/A	N/A

				Class of shares repurchased (Note 1)	N/A

6. Repurchase of shares				Cancellation date : (dd/mm/yyyy)	( / / )
				EGM approval date: (dd/mm/yyyy)	( / / )
						N/A	N/A

				Class of shares redeemed (Note 1)	N/A
7. Redemption of shares				Redemption date : (dd/mm/yyyy)	( / / )
				EGM approval date: (dd/mm/yyyy)	( / / )
						N/A	N/A

				Class of shares issuable (Note 1)	N/A

8. Consideration issue	At price :	State currency	N/A	Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )
						N/A	N/A

For Main Board and GEM listed issuers

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation				Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

10. Other (Please specify)	At price :	State currency	N/A	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

Total E. (Ordinary shares)						N/A

(Preference shares)						N/A

(Other class)						N/A

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):					(1)	NIL

					(2)	N/A

Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):						NIL

Total increase /(decrease) in other classes of shares during the month (i.e. Total of A to E):						N/A

(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by:	Edith Shih

Title:	Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. State the class of shares (e.g. ordinary, preference or other).

2. If there is insufficient space, please append the prescribed continuation sheet.